As filed with the Securities and Exchange Commission on January 26, 2016	Registration No. 333-175973

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________________________

FORM F-6/A
POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
 ______________

Gol Linhas Aéreas Inteligentes S.A.
(Exact name of issuer of deposited securities as specified in its charter)
 ______________

Gol Intelligent Airlines Inc.
(Translation of issuer’s name into English)
 ______________

The Federative Republic of Brazil
 (Jurisdiction of incorporation or organization of issuer)
_____________________________________

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
 ______________

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
 ______________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302-738-6680)
(Address, including zip code, and telephone number, including area code, of agent for service)
 _____________________________________

Copies to:

Tobias Stirnberg, Esq. Milbank, Tweed, Hadley & McCloy LLP Rua Colômbia, 325 01438-000 São Paulo, SP, Brazil	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000
_____________________________________

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.      DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.        EXHIBITS

(a)(i)     Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Gol Linhas Aéreas Inteligentes S.A. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares outstanding under the terms of the Amended and Restated Deposit Agreement, dated as of August 24, 2011.  — Filed herewith as Exhibit (a)(i).

(a)(ii)    Amended and Restated Deposit Agreement, dated as of August 24, 2011, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”). — Filed herewith as Exhibit (a)(ii).

(b)          Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)          Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d)          Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — Previously filed.

(e)          Certificate under Rule 466.  — None.

(f)          Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Previously filed.

Item 4.         UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, as amended from time to time, by and among Gol Linhas Aéreas Inteligentes S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares outstanding thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of January, 2016.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Richard Etienne
Name: Richard Etienne
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Gol Linhas Aéreas Inteligentes S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in São Paulo, SP, Brazil, on January 22, 2016.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Executive Vice President, Chief Financial and Investor Relations Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities, on January 22, 2016.

Signature	Title

*	President and Chief Executive Officer
Paulo Sergio Kakinoff

/s/ Edmar Prado Lopes Neto	Executive Vice President, Chief Financial and Investor Relations Officer
Edmar Prado Lopes Neto

*	Chairman
Constantino de Oliveira Junior

*	Vice President of the Board
Henrique Constantino

*	Director
Joaquim Constantino Neto

*	Director
Ricardo Constantino

*	Director
Luiz Kaufmnann

*	Director
Antonio Kandir

Signature	Title

Director
Edward Herman Bastian
Director
*
Richard Freeman Lark Jr.

* By:	/s/ Henrique Constantino
Henrique Constantino Attorney-in-Fact

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of  Gol Linhas Aéreas Inteligentes S.A., has signed this registration statement or amendment thereto in Newark, Delaware, on January 22, 2016.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement

(a)(ii)	Deposit Agreement